FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: June 23, 2004                                                   By :    /s/David Patterson/s/
Title:     CEO

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.       Reporting Issuer

TERRA NOVA GOLD CORP.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.       Date of Material Change

June 23, 2004

Item 3.       Press Release

News release dated June 23, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.       Summary of Material Change

The Issuer announces that a summer exploration program consisting of an airborne magnetic survey, grid expansion and soil surveys is underway on the San Diego Property. The majority of the current grid and soil work is being carried out over areas to the northeast and southwest of the extensive (2.5 km by 1 km) copper/molybdenum silt and soil anomaly identified by Noranda in 2002 and 2003. Soil surveys will also be carried out over other anomalous zones on the San Diego Property where silt sample values indicate the potential for other mineralized systems.

To better define the extent of the mineralized porphyry underneath the overlying metamorphic complex a 1,077 line kilometer airborne magnetic geophysical survey will be flown in late July.

Item 5.       Full Description of Material Change

The Issuer announces that a summer exploration program consisting of an airborne magnetic survey, grid expansion and soil surveys is underway on the San Diego Property. The majority of the current grid and soil work is being carried out over areas to the northeast and southwest of the extensive (2.5 km by 1 km) copper/molybdenum silt and soil anomaly identified by Noranda in 2002 and 2003. Soil surveys will also be carried out over other anomalous zones on the San Diego Property where silt sample values indicate the potential for other mineralized systems.

To better define the extent of the mineralized porphyry underneath the overlying metamorphic complex a 1,077 line kilometer airborne magnetic geophysical survey will be flown in late July. An extensive diamond drill program will begin in October to drill test the mineralized and altered porphyry system to determine the extent and the grade of the mineralized porphyry and the degree of supergene enrichment. The Issuer has committed to spending CDN$1,000,000 on exploration in 2004. Exploration work is being conducted by the project operator, Noranda Exploracion Mexico, S.A. de C.V.

The San Diego Property is a new, undrilled, porphyry copper prospect in Michoacan State, Mexico located within the major structural trend that hosts the world class porphyry copper deposits in the Southwest US and Mexico. In Mexico, the porphyry copper related occurrences are concentrated in the states of Sonora – Sinaloa, and Michoacan – Guerrero (Sierra Madre de Sur) and are associated with Laramide aged intrusives (late Cretaceous – early Tertiary).

Work conducted by Noranda in 2002 and 2003, including a detailed silt sampling survey and a soil sampling survey, has defined an extensive copper silt and soil anomaly, approximately 2.5 km by 1 km, and strong hydrothermal alteration, with chalcopyrite and chalcocite, associated with a Laramide aged porphyry. The copper soil anomaly covers an area with copper values greater than 400 parts per million (ppm), and includes anomalous areas greater than 800 ppm, greater than 1200 ppm and spot highs greater than 2000 ppm and as high as 3340 ppm.

There is a gold anomaly coincident with the copper anomaly with gold values greater than 10 parts per billion (ppb) with spot highs greater than 200 ppb, greater than 400 ppb and as high as 660 ppb. Further work will be required to determine how the gold is related to the porphyry copper system.

In addition, Noranda constructed a 9 km long bulldozer trail in January of 2003 that leads to the center of the porphyry mineralization. A small 200 metre spaced grid was installed for a magnetic survey, soil sampling, and to provide geographic control for detailed mapping in the area of alteration and mineralization. Regional work on the Property indicates other anomalous zones that require follow-up and might be quickly upgraded to a similar stage as the main San Diego drill target.

Previous to the government constructing a 26 km truck road into the area in 2001, access was restricted to horseback or mule. For this reason, the area received little exploration attention in the past. The Property is heavily vegetated and thus not amenable to detection using satellite imagery. Attention was initially drawn to the area as a result of a regional silt sampling program conducted by the government’s Consejo de Recursos Minerales.

Noranda’s soil sampling survey indicates that the copper rich core of the system is open to the south and additional grid work is required to determine the size of the system.

The Issuer has the option to earn a 50% interest in the Property from Noranda Exploracion Mexico, S.A. de C.V., by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

Item 6.       Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.       Omitted Information

N/A.

Item 8.       Senior Officers

DAVID PATTERSON
CEO               Telephone: (604) 684-0561

Item 9.       Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of June, 2004.

TERRA NOVA GOLD CORP.

Per:

“David Patterson”
David Patterson,
CEO